Filed Pursuant to Rule 424(b)(2)

Registration No. 333-156695

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
UBS AG Callable Step-Up Fixed Rate Notes due February 28, 2023	$3,000,000	$348.30

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

PRICING SUPPLEMENT (To Prospectus dated January 13, 2009)

$3,000,000 UBS AG Callable Step-Up Fixed Rate Notes due February 28, 2023

Market Strategies to Complement Traditional Fixed Income Investments

Investment Description

Callable Step-Up Fixed Rate Notes (the “Notes”) are senior unsecured obligations of UBS AG (“UBS”). The Notes will bear interest at fixed rates per annum that increase during the term of the Notes (each such fixed rate for the relevant period, an “Applicable Interest Rate”), as follows:

♦	5.00% per annum from and including the Settlement Date to but excluding February 28, 2021 (“Years 1 through 10”); and

♦	6.00% per annum from and including February 28, 2021 to but excluding February 28, 2023 (“Years 11 through 12”).

Any payment on the Notes, including interest and principal at maturity, is subject to the creditworthiness of UBS.

We may, at our election, redeem the Notes in whole, but not in part, on the 28th day of any August or February, commencing on August 28, 2011, at a redemption price equal to 100% of the principal amount of the Notes plus accrued and unpaid interest to but excluding the redemption date, as described in this pricing supplement. Although the interest rate will step up during the term of the Notes, you may not benefit from any future increase in the interest rate if the Notes are redeemed prior to the date in which the interest rate is schedule to increase.

Features

❑

Income: The Notes will pay interest semi-annually at fixed rates that increase during the term of the Notes, as follows: (i) 5.00% per annum during Years 1 through 10; and (ii) 6.00% per annum during Years 11 through 12.

❑

Optional Redemption: We may, at our election, redeem the Notes in whole, but not in part, on the 28th day of any August or February, commencing on August 28, 2011, at a redemption price equal to 100% of the principal amount of the Notes plus accrued and unpaid interest to but excluding the redemption date.

Key Dates

Trade Date	February 23, 2011
Settlement Date	February 28, 2011
Interest Payment Dates	Semi-annually, on the 28th day of each August and February, commencing on August 28, 2011 during the term of the Notes. If any such day is not a business day, payment will be made on the immediately succeeding day that is a business day, with the same effect as if paid on the original due date. However, if an Interest Payment Date falls on a day that is not a business day and the next succeeding business day is in the next calendar month, the date of payment will be the business day immediately preceding the Interest Payment Date.
Maturity Date	February 28, 2023
CUSIP: ISIN:	90261JGK3 US90261JGK34
Issue Price:	Variable Price Reoffer

Note Offering

See “Additional Information about UBS and the Notes” on page 2. The Notes we are offering will have the terms set forth in the accompanying prospectus and this pricing supplement. See “Risk Factors” beginning on page 5 of this pricing supplement for risks related to an investment in the Notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this pricing supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of UBS AG and are not FDIC insured.

UBS Securities LLC has agreed to purchase the notes from us at 98.65% of the principal amount, resulting in aggregate proceeds to us of $2,959,500. UBS Securities LLC will agree to sell to one or more other securities dealers, and such securities dealers will agree to purchase from UBS Securities LLC, all or a portion of the aggregate principal amount of the notes at 98.65% of the principal amount. Such other dealers propose to offer the notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. Agents or dealers participating in the initial offering of the notes to the public may only sell the notes in such offering at a price that is greater than 97.50% but not more than 100.00% of the principal amount, resulting in an aggregate initial price to public of between $2,925,000 and $3,000,000.

UBS Investment Bank

Pricing Supplement dated February 23, 2011

Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC web site is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-722-7370.

You may access these documents on the SEC website at www.sec.gov as follows:

♦	Prospectus dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000095012309000556/y73628b2e424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, the “Notes” refers to the Callable Step-Up Fixed Rate Notes that are offered hereby. Also, references to the “accompanying prospectus” mean the UBS prospectus titled “Debt Securities and Warrants,” dated January 13, 2009.

You should rely only on the information incorporated by reference or provided in this pricing supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this pricing supplement or the accompanying prospectus is accurate as of any date other than the date on the front of the document.

Investor Suitability

The Notes may be suitable for you if:

♦	You seek an investment with fixed rate coupons that increase during the term of the Notes.

♦	You are willing and able to hold the Notes to maturity and are aware that there may be little or no secondary market for the Notes.

♦	You are comfortable holding Notes that are callable by the Issuer.

♦	You are comfortable with the creditworthiness of UBS, as issuer of the Notes.

The Notes may not be suitable for you if:

♦	You seek an investment with fixed rate coupons that are higher than the Applicable Interest Rates or with a variable rate coupon.

♦	You are unable or unwilling to hold the Notes to maturity.

♦	You seek an investment for which there will be an active secondary market.

♦	You are not comfortable holding Notes that are callable by the Issuer.

♦	You are unable or unwilling to assume the credit risk associated with UBS, as issuer of the Notes.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Risk Factors” beginning on page 5 of this pricing supplement for risks related to an investment in the Notes.

Indicative Terms

Issuer	UBS AG, Jersey Branch

Calculation Agent	UBS AG, London Branch

Aggregate Principal Amount	$3,000,000

Denomination	$1,000 principal amount per Note

Minimum Investment	$1,000 (1 Note). Purchases must be in integral multiples of $1,000.

Issue Price	Variable price reoffer

Optional Redemption	We may, at our election, redeem the Notes in whole, but not in part, on the 28th day of any August or February, commencing on August 28, 2011, by giving at least 5 business days’ prior written notice, at a redemption price equal to 100% of the principal amount of the Notes plus accrued and unpaid interest to but excluding the redemption date.

Interest Payment Amount	The amount of interest to be paid on the Notes for an Interest Period is equal to the product of (a) the principal amount of the Notes, (b) the Applicable Interest Rate for that Interest Period and (c) a fraction, the numerator of which is the number of days in the Interest Period (calculated on the basis of a 360-day year of twelve 30-day months) and the denominator of which is 360.

Applicable Interest Rate	The Applicable Interest Rate for any period will be the fixed rate per annum set forth below opposite such period: 5% Years 1 through 10 6% Years 11 through 12

Interest Periods	Semi-annually from and including the Interest Payment Date (or the Settlement Date, in the case of the first Interest Period) to but excluding the immediately succeeding Interest Payment Date (or the Maturity Date or any earlier redemption date, in the case of the final Interest Period).

Interest Payment Dates	The 28th day of each August and February, commencing on August 28, 2011, and ending on the Maturity Date.

Record Dates	The business day immediately prior to the relevant Interest Payment Date or redemption date.

Daycount Basis	30/360

Business Day Convention	Modified Following Unadjusted

Business Day	When we refer to a “business day” with respect to the Notes, we mean a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City or London generally are authorized or obligated by law, regulation or executive order to close. Any payment on your Notes that would otherwise be due on a day that is not a business day may instead be paid on the immediately succeeding day that is a business day, with the same effect as if paid on the original due date.

Defeasance	Neither full defeasance nor covenant defeasance will apply to the Notes.

CUSIP:	90261JGK3

ISIN:	US90261JGK34

Listing	None

Summary

This pricing supplement describes terms that will apply generally to the Notes. This pricing supplement should be read in connection with the accompanying prospectus.

UBS reserves the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, UBS will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case UBS may reject your offer to purchase.

Callable Step-Up Fixed Rate Notes

The Callable Step-Up Fixed Rate Notes (the “Notes”) are medium-term notes issued by UBS AG that pay interest semi-annually in arrears at fixed rates per annum that increase during the term of the Notes (each such fixed rate for the relevant period, an “Applicable Interest Rate”), as follows:

♦	5% per annum from and including the Settlement Date to but excluding February 28, 2021 (“Years 1 through 10”);

♦	6% per annum from and including February 28, 2021 to but excluding February 28, 2023 (“Years 11 through 12”).

The Notes are senior unsecured obligations of UBS AG that rank equally with its other unsecured unsubordinated obligations.

Interest on the Notes will be based on the Applicable Interest Rate, payable semi-annually in arrears on the 28th day of each August and February, commencing on August 28, 2011 (each such date, an “Interest Payment Date”); provided that if such day is not a business day, interest will be paid on the immediately succeeding business day and no additional interest will accrue in respect of the delay. However, if an Interest Payment Date falls on a day that is not a business day and the next succeeding business day is in the next calendar month, the date of payment will be the business day immediately preceding the Interest Payment Date. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

The initial Interest Period will begin on, and include, the Settlement Date and end on, but exclude, August 28, 2011. Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the preceding Interest Period and end on, but exclude, the immediately succeeding Interest Payment Date. The final Interest Period will end on, but exclude, the Maturity Date or any earlier redemption date.

The amount of interest to be paid on the Notes for any Interest Period is equal to the product of (a) the principal amount of the Notes, (b) the Applicable Interest Rate for that Interest Period and (c) a fraction, the numerator of which is the number of days in the Interest Period (calculated on the basis of a 360-day year of twelve 30-day months) and the denominator of which is 360.

Can you sell the Notes back to us?

Although we are not obligated to do so, our current practice is to quote you a price to purchase your Notes upon request. However, any purchase price we quote you prior to redemption at maturity will take into consideration then-current market conditions and expectations of future payments on the Notes, among other things, and, as a result, the purchase price at which we would repurchase your Notes prior to maturity may be significantly less than the principal amount of the Notes. You should therefore be prepared to hold the Notes to maturity.

The Notes are part of a series.

The Notes are part of a series of debt securities entitled “Medium-Term Notes, Series A” which we may issue from time to time under our indenture, which is described in the accompanying prospectus. This pricing supplement summarizes general financial and other terms that apply to the Notes. Terms that apply generally to all Medium-Term Notes, Series A are described in “Description of Debt Securities We May Offer” in the accompanying prospectus. The terms described here (i.e., in this pricing supplement) supplement those described in the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

The Notes may be redeemed prior to maturity.

We may (a) at our election, redeem the Notes in whole, but not in part, on the 28th day of any August or February, commencing on August 28, 2011, as described below under the heading “General Terms of the Notes — Redemption Price Upon Optional Redemption” and under the heading “Description of Debt Securities We May Offer — Redemption and Repayment” in the accompanying prospectus and (b) redeem the Notes as described below under the heading “General Terms of the Notes — Redemption Price Upon Optional Tax Redemption” and upon the occurrence of the circumstances described under the “Description of Debt Securities We May Offer — Optional Tax Redemption” in the accompanying prospectus.

Risk Factors

Your investment in the Notes will involve risks. The Notes are not secured debt. This section describes some of the most significant risks relating to an investment in the Notes. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus, before investing in the Notes.

The Notes are intended to be held to maturity. Changes in prevailing interest rates could result in a substantial loss to you if you sell your Notes in any secondary market that may develop prior to maturity.

You will receive at least the minimum payment of 100% of the principal amount of your Notes only if you hold your Notes to maturity, unless we elect to redeem the Notes prior to maturity, in which case you will receive the relevant redemption price as described under the heading “General Terms of the Notes.” If you choose to sell your Notes in the secondary market prior to maturity, the trading value of the Notes will be affected by factors that interrelate in complex ways, including the level and direction of prevailing interest rates the time remaining to the maturity of the Notes, the creditworthiness of UBS AG and the availability of comparable instruments. In particular, to the extent that the Applicable Interest Rates would result in an effective rate lower than that of a comparable instrument, the trading price of the Notes may be adversely affected. You should be willing to hold your Notes to maturity. If you sell your Notes in the secondary market prior to maturity, you may receive a dollar price less than 100% of the applicable principal amount of Notes sold.

The market value of the Notes may be influenced by unpredictable factors.

The existence, magnitude and longevity of the risks associated with the Notes depend on factors over which we do not have any control and that cannot readily be foreseen, including, but not limited to:

♦	interest rates in the market generally;

♦	supply and demand for the Notes, including inventory positions held by UBS Securities LLC or any other market maker;

♦	economic, financial, political, regulatory or judicial events that affect financial markets or the economy generally;

♦	the time remaining to maturity;

♦	our right to redeem the Notes; and

♦	the creditworthiness and credit rating of UBS.

We expect that, generally, expectations regarding interest rates will affect the market value of the Notes more than any other single factor.

Interest rates have experienced periods of volatility and such volatility may occur in the future. Fluctuations and trends in interest rates that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. As a holder of the Notes, the amount of interest payable on the Notes for any Interest Period will change as the Applicable Interest Rate changes.

There may not be an active trading market in the Notes, and sales prior to maturity may result in losses.

You should be willing and able to hold your Notes to maturity. There may be little or no secondary market for the Notes. We do not intend to list the Notes on any stock exchange or automated quotation system, and it is not possible to predict whether a secondary market will develop for the Notes. Even if a secondary market for the Notes develops, it may not provide significant liquidity or result in trading of Notes at prices advantageous to you. Sales in the secondary market may result in significant losses. UBS Securities LLC and other affiliates of UBS currently intend to act as market makers for the Notes, but they are not required to do so. Even if UBS Securities LLC, any of our other affiliates or any other market maker makes a market in the Notes, they may stop doing so at any time. We expect there to be little or no liquidity in the Notes. The prices we or our affiliates may offer for the Notes will be discounted to reflect costs and, among other things, changes of and volatility in interest rates in the market.

As a result, if you sell your Notes prior to maturity, you may have to do so at a discount from the initial price to public and you may suffer losses.

The inclusion of commissions and compensation in the initial price to public of the Notes is likely to adversely affect secondary market prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which UBS Securities LLC or its affiliates are willing to purchase the Notes in secondary market transactions will likely be lower than the initial price to public, since the initial price to public is likely to include, and secondary market prices are likely to exclude, commissions or other compensation paid with respect to the Notes. In addition, any such prices may differ from values determined by pricing models used by UBS AG or its affiliates, as a result of dealer discounts, mark-ups or other transactions.

UBS AG’s or its affiliates’ investments in instruments relating to interest rate swaps may adversely affect the trading value of the Notes.

We and our affiliates are active participants in interest rate swaps and other contracts as sellers, buyers, dealers, proprietary traders and agents for our customers. As described under “Use of Proceeds and Hedging” on page 9, we or one or more of our affiliates may hedge our or their interest rate exposure from the Notes by entering into various transactions. We or our affiliates may adjust these hedges at any time. These activities may adversely affect the trading value of the Notes. It is possible that we or our affiliates could receive significant returns from these hedging activities while the value of or amounts payable under the Notes may decline.

Our business activities may create conflicts of interest.

Trading activities related to short-term and long-term interest rate swaps and other instruments that may affect interest rates may be entered into on behalf of UBS, its affiliates or customers other than for the account of the holders of the Notes or on their behalf. In addition, UBS and its affiliates expect to engage in trading activities related to interest rate movements that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interests in the Notes and the interests UBS and its affiliates will have in their proprietary accounts in facilitating transactions, including block trades and options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the levels of prevailing interest rates, could be adverse to the interests of the holders of the Notes.

There are potential conflicts of interest between you and the Calculation Agent.

UBS AG, London Branch, will serve as the initial Calculation Agent. UBS AG, London Branch, will, among other things, determine the Applicable Interest Rate throughout the term of the Notes. For a description of the Calculation Agent’s role, see “General Terms of the Notes — Role of Calculation Agent” on page 8. The Calculation Agent will exercise its judgment when performing its functions.

We and our affiliates may have published research, expressed opinions or provided recommendations that are inconsistent with investing in or holding the Notes, and may do so in the future. Any such research, opinions or recommendations could affect the interest rate futures to which the Notes are linked or the market value of the Notes.

UBS and its affiliates publish research from time to time with respect to movements in interest rates generally and other matters that may influence the value of the Notes, express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. UBS and its affiliates may have published research or other opinions that call into question the investment view implicit in the Notes. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation regarding the merits of investing in the Notes.

No current research recommendation.

Neither UBS nor any of its subsidiaries or affiliates currently publishes research on, or assigns a research recommendation to, the Notes.

Credit of UBS

The Notes are senior unsecured debt obligations of the issuer, UBS AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Notes and, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

The Notes are not insured by the FDIC or any other governmental agency.

The Notes are not deposit liabilities of UBS, and neither the Notes nor your investment in the Notes are insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

We may redeem the Notes prior to maturity.

We have the right to redeem the Notes, in whole but not in part, on the 28th day of any August or February, commencing on August 28, 2011, at a redemption price equal to 100% of the outstanding principal amount plus accrued and unpaid interest to but excluding the redemption date. If we redeem the Notes prior to maturity, you will receive no further interest payments and may have to re-invest the proceeds in a lower-rate environment.

General Terms of the Notes

The following is a summary of the general terms of the Notes. The information in this section is qualified in its entirety by the information set forth in the accompanying prospectus. In this section, references to “holders” mean you, as owner of the Notes registered in your name, on the books that we or the trustee maintain for this purpose, and not those holders who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. As an owner of beneficial interests in the Notes, you should read the section entitled “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus.

In addition to the terms described elsewhere in this pricing supplement, the following general terms will apply to the Notes:

Denominations

Your minimum investment is one Note at the principal amount. The principal amount of each Note will be $1,000.

Maturity Date

The Maturity Date for the Notes is February 28, 2023, subject to an earlier redemption by us.

Interest Payment Dates

Interest Payment Dates shall be the 28th day of each August and February, commencing on August 28, 2011, and ending with the Maturity Date. If any such day is not a business day, payment will be made on the immediately succeeding business day without any interest due to the delay. However, if an Interest Payment Date falls on a day that is not a business day and the next succeeding business day is in the next calendar month, the date of payment will be the business day immediately preceding the Interest Payment Date.

Regular Record Dates for Interest Payments

The regular record date relating to an interest payment on the Notes shall be the business day prior to the Interest Payment Date. For the purpose of determining the holder at the close of business on a regular record date, the close of business will mean 5:00 P.M., New York City time, on that day.

Coupon

Interest on the Notes will be based on the Applicable Interest Rate, as determined by the Calculation Agent, payable semi-annually in arrears on the Interest Payment Date for the applicable Interest Period. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months. The initial Interest Period will begin on, and include, the Settlement Date and end on, but exclude, August 28, 2011. Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the preceding Interest Period and end on, but exclude, the immediately succeeding Interest Payment Date. The final Interest Period will end on, but exclude, the Maturity Date or any earlier redemption date.

The Applicable Interest Rate for any period will be the fixed rate per annum set forth below opposite such period:

5% Years 1 through 10
6% Years 11 through 12

Redemption Price upon Optional Redemption

We may, at our election, redeem the Notes in whole, but not in part, on the 28th day of any August or February, commencing on August 28, 2011, by giving at least 5 business days’ prior written notice in the manner described under “Description of Debt Securities We May Offer — Notices” in the accompanying prospectus. If the redemption notice is given and funds deposited as required, then interest will cease to accrue on and after the redemption date for the Notes.

If we elect to redeem your Notes as described above, we will pay you an amount equal to 100% of the principal amount of your Notes plus accrued and unpaid interest to but excluding the redemption date (the “redemption price”) on such redemption date to the holder of record of the Notes as of the close of business on the immediately preceding business day. See “Description of Debt Securities We May Offer — Redemption and Repayment” in the accompanying prospectus. If any redemption date is not a business day, we will pay the redemption price on the next business day without any interest or other payment due to the delay.

Redemption Price upon Optional Tax Redemption

We have the right to redeem the Notes in the circumstances and at the price described under “Description of Debt Securities We May Offer — Optional Tax Redemption” in the accompanying prospectus.

Manner of Payment and Delivery

Any payment on or delivery of the Notes upon redemption or at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a “business day” with respect to the Notes, we mean a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City or London generally are authorized or obligated by law, regulation or executive order to close.

Modified Following Unadjusted Business Day Convention

As described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in the accompanying prospectus, any payment on the Notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date. However, if an Interest Payment Date falls on a day that is not a business day and the next succeeding business day is in the next calendar month, the date of payment will be the business day immediately preceding the Interest Payment Date.

Role of Calculation Agent

UBS AG, London Branch, will serve as the initial Calculation Agent. We may change the Calculation Agent after the Settlement Date without notice. The Calculation Agent will make all determinations regarding the amount of any interest payment to which you may be entitled, payments on the Notes due at maturity or any earlier redemption date, business days, the Applicable Interest Rate and any other amounts payable in respect of your Notes. Absent manifest error, all determinations of the Calculation Agent will be final and binding on you and us, without any liability on the part of the Calculation Agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the Calculation Agent.

Booking Branch

The Notes will be booked through UBS AG, Jersey Branch, as issuer.

Use of Proceeds and Hedging

We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds.” We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

In connection with the sale of the Notes, we or our affiliates may enter into hedging transactions involving the execution of long-term or short-term interest rate swap, futures and option transactions or purchases and sales of securities before and after the Settlement Date of the Notes. From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have entered into.

We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

The hedging activity discussed above may adversely affect the market value of the Notes from time to time and payment on the Notes at maturity. See “Risk Factors” beginning on page 5 for a discussion of these adverse effects.

What are the Tax Consequences of the Notes?

You should carefully consider, among other things, the matters set forth under “U.S. Tax Considerations” in the accompanying prospectus. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the Notes. This discussion assumes that the description of the Notes in this pricing supplement is materially correct. This summary supplements the section “U.S. Tax Considerations” in the accompanying prospectus and is subject to the limitations and exceptions set forth therein.

The coupon on a Note will be taxable to a U.S. holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. holder’s normal method of accounting for tax purposes (regardless of whether we call the Notes). Based on our determination of the original issue price, the Notes should not be treated as issued with more than de minimis original issue discount (“OID”) in respect of the period prior to the increase in the interest rate on February 28, 2021. While not free from doubt, we have determined that the issue price of the Notes is $986.50.

For the purpose of determining the amount of OID on the Notes, notwithstanding the fact that the interest rate on the Notes is scheduled to step-up over the term of the Notes, the stated redemption price at maturity should not take into account the interest rate step-up, because Treasury regulations generally deem an issuer to exercise a call option in a manner that minimizes the yield on the debt instrument for purposes of determining whether a debt instrument is issued with OID. The yield on the Notes would be minimized if we call the Notes immediately before the increase in the interest rate on February 28, 2021, and therefore the Notes should be treated for OID purposes as fixed-rate notes that will mature prior to the step-up in interest rate for the Notes. This assumption is made solely for U.S. federal income tax purposes of determining whether the Note is issued with OID and is not an indication of our intention to call or not to call the Notes at any time. Likewise, for the purpose of determining the de minimis OID threshold with respect to the initial interest rate period, the Notes should be assumed to be called immediately before the increase in the interest rate on February 28, 2021. Because the Notes will be deemed reissued for OID purposes at such time, the Notes should not be considered as issued with a greater than de minimis amount of OID for the initial interest rate period if the original issue price for U.S. federal income tax purposes is above 97.5% of par.

If we do not call the Notes prior to the step up in the interest rate then, solely for OID purposes, the Notes will be deemed to be reissued at their adjusted issue price on February 28, 2021. This deemed issuance should not give rise to taxable gain or loss to holders. However, because the adjusted issue price of the Notes should equal the original issue price as of the interest payment date occurring on February 28, 2021, the Notes should be treated as issued with OID at that time, unless you elected to treat all interest as OID, as discussed in “U.S. Tax Considerations — Original Issue Discount” in the accompanying prospectus. The amount of the OID should equal the excess of the principal amount of the Notes over the adjusted issue price of the Notes as determined for U.S. federal income tax purposes. You should review the discussion set forth in “U.S. Tax Considerations — Original Issue Discount” in the accompanying prospectus regarding the rules governing the accrual of OID. If you made the election described in this paragraph, please consult your tax advisor as to whether, and to what extent, you would be required to continue to accrue OID after the increase in the interest rate on February 28, 2021.

Upon the disposition of a Note by sale, exchange, redemption or retirement (i.e., if we exercise our right to call the Notes or otherwise) or other disposition, a U.S. holder will generally recognize taxable gain or loss equal to the difference, if any, between (i) the amount realized on the disposition (other than amounts attributable to accrued but unpaid interest, which would be treated as such) and (ii) the U.S. holder’s adjusted tax basis in the Note. A U.S. holder’s adjusted tax basis in a Note generally will equal the cost of the Note (net of accrued interest) to the U.S. holder, increased by any OID previously included in income with respect to the Note. Capital gain of individual taxpayers from the sale, exchange, redemption, retirement or other disposition of a Note held for more than one year may be eligible for reduced rates of taxation. The deductibility of a capital loss realized on the sale, exchange, redemption, retirement or other disposition of a Note is subject to significant limitations.

Depending on the purchase price of your Notes, you may be subject to the rules governing market discount, acquisition premium, or amortizable bond premium described in greater detail in the accompanying prospectus under “U.S. Tax Considerations — Original Issue Discount — Market Discount,” “—Acquisition Premium,” and “—Debt Securities Purchased at a Premium.” The rules regarding market discount and the purchase of debt securities at a premium are complex and therefore individuals are urged to consult their tax advisors regarding these rules.

Information with Respect to Foreign Financial Assets. Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 will generally be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions (which includes the Notes), as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. holders that are individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Medicare Tax. For taxable years beginning after December 31, 2012, a U.S. person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax (the “Medicare tax”) on the lesser of (1) the U.S. person’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. person’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A United States holder’s net investment income will generally include its gross interest income and its net gains from the sale, redemption, or maturity of Notes, unless such interest payments or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. person that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Notes.

Backup Withholding and Information Reporting. Please see the discussion under “U.S. Tax Considerations” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the Notes. In addition, pursuant to recently enacted legislation, payments on the Notes made to corporate U.S. holders after December 31, 2011 may be subject to information reporting and backup withholding.

Supplemental Plan of Distribution

UBS will agree to sell to UBS Securities LLC, and UBS Securities LLC will agree to purchase from UBS, the aggregate principal amount of the Notes specified on the front cover of the pricing supplement related to the Notes. UBS Securities LLC has agreed to purchase the notes from us at 98.65% of the principal amount, resulting in aggregate proceeds to us of $2,959,500. UBS Securities LLC will agree to sell to one or more other securities dealers, and such securities dealers will agree to purchase from UBS Securities LLC, all or a portion of the aggregate principal amount of the notes at 98.65% of the principal amount. Such other dealers propose to offer the notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. Agents or dealers participating in the initial offering of the notes to the public may only sell the notes in such offering at a price that is greater than 97.50% but not more than 100.00% of the principal amount, resulting in an aggregate initial price to public of between $2,925,000 and $3,000,000. In the future, we or our affiliates may repurchase and resell the offered Notes in market-making transactions. As described in more detail under “Use of Proceeds and Hedging,” we or one of our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes. UBS Securities LLC and/or its affiliate may earn additional income as a result of payments pursuant to these swap or related hedge transactions.

UBS may use this pricing supplement and the accompanying prospectus in the initial sale of any Notes. In addition, UBS, UBS Securities LLC or any other affiliate of UBS may use this pricing supplement and the accompanying prospectus in a market-making transaction for any Notes after their initial sale. In connection with this offering, UBS, UBS Securities LLC, any other affiliate of UBS or any other securities dealers may distribute this pricing supplement and the accompanying prospectus electronically. Unless UBS or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement and the accompanying prospectus are being used in a market-making transaction.

Conflicts of Interest — UBS Securities LLC is an affiliate of UBS and, as such, has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. In addition, UBS will receive the net proceeds (excluding the underwriting discount) from the initial public offering of the Notes, thus creating an additional conflict of interest within the meaning of Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. UBS Securities LLC is not permitted to sell Notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

The returns on UBS structured products are linked to the performance of the relevant underlying asset or index. Investing in a structured product is not equivalent to investing directly in the underlying asset or index. Before investing, you should carefully read the detailed explanation of risks, together with other information in the relevant offering materials discussed below, including but not limited to information concerning the tax treatment of the investment. UBS AG has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents UBS AG has filed with the SEC for more complete information about UBS AG and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov or by calling toll-free 800-722-7370.